Exhibit 99.1

FOUR SEASONS
HOTELS AND RESORTS
[GRAPHIC OMITTED]

                                                       NEWS

AUGUST 11, 2005                      CONTACT: DOUGLAS L. LUDWIG
                                              CHIEF FINANCIAL OFFICER
                                              AND EXECUTIVE VICE PRESIDENT
                                              (416) 441-4320

                                              BARBARA HENDERSON
                                              VICE PRESIDENT, CORPORATE FINANCE
                                              (416) 441-4329

                            FOUR SEASONS HOTELS INC.
                       REPORTS SECOND QUARTER 2005 RESULTS

TORONTO, CANADA -- FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH.SV"; NYSE SYMBOL "FS") today reported its results for the second quarter ended June 30, 2005.

As previously announced, effective the first quarter of 2005, we have adopted US dollars as our reporting currency. All amounts disclosed in this news release (including amounts for prior periods) are in US dollars unless otherwise noted.(1)

HIGHLIGHTS OF THE SECOND QUARTER OF 2005

As described in greater detail in the accompanying Management's Discussion and Analysis, for the three months ended June 30, 2005, in each case as compared to the same period in 2004:

     o RevPAR(2) of worldwide and US Core Hotels(3) increased 12.8% and 13.6%, respectively.

     o Gross operating margins(4) at worldwide Core Hotels increased 270 basis points to 33.1% and increased 290 basis points to 30.7% at US Core Hotels.

     o    Revenues under management increased 18.5%.

     o Management fee revenues (excluding reimbursed costs(5) and the impact of forward exchange contracts(6))(7) increased 16.0%, including incentive fees which increased 36.7%.

     o Net earnings were $15.8 million ($0.43 basic earnings per share and $0.42 diluted earnings per share), as compared to net earnings of $12.8 million ($0.36 basic earnings per share and $0.34 diluted earnings per share).

"Luxury travel demand trends continue the strength shown over the past few quarters in virtually all of our markets. The luxury segment continues to lead the industry in occupancy and room rate improvements," said Douglas L. Ludwig, Chief Financial Officer and Executive Vice President. "Some of this improvement in hotel operating fundamentals may not be apparent in our management operations earnings due to the further weakening of the US dollar, which has negatively affected the pace of improvement in these earnings when expressed in US dollars. The near-term outlook for continued improvement in demand and room rates is encouraging."

Additionally, during the quarter:

     o We finalized the sale of approximately 53% of our interest in Four Seasons Hotel Shanghai, with the result that we now hold an interest of approximately 10% in that property.

     o We entered into a currency and interest rate swap related to our convertible senior notes that is intended to reduce our net interest costs over the near-term.

     o Four Seasons Hotel Doha and Four Seasons Private Residences Whistler, British Columbia opened.

REFINING THE PORTFOLIO

We have now completed the disposition of The Pierre, a significant milestone toward our long-term strategic objective of reducing exposure to hotel ownership and the associated volatile impact on earnings caused by, among other things, business cycles, seasonality and event risks. This is the latest in a series of refinements to the portfolio in the last several years aimed at improving our financial position and strengthening the quality of our hotel management portfolio through strategic divestitures and significant enhancements to established hotels, as well as important new openings.

"Divesting of our ownership in The Pierre this year and Four Seasons Hotel Berlin in 2004 reflects our focus on hotel management, which is our expertise," said Isadore Sharp, Chairman and Chief Executive Officer, Four Seasons Hotels and Resorts.

During the second quarter, we agreed to a sale process for The Ritz-Carlton Chicago. Upon completion of a sale, we will cease to manage that hotel and will be entitled to receive payment in an amount that we believe will compensate us for the value of our long-term management contract.

"The owner of The Ritz-Carlton Chicago is also the owner of Four Seasons Hotel Chicago and plans to undertake significant enhancements to that hotel. This change will give us the opportunity to reinforce the leadership position our brand has long enjoyed in the Chicago market with a pre-eminent position for Four Seasons Hotel Chicago," said Kathleen Taylor, President, Worldwide Business Operations.

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

The owner of Four Seasons Hotel Newport Beach, The Irvine Company, has decided to independently manage their hotel. Under the terms of this management agreement, they would have the ability to make this change to their management if they are prepared to change the use of the property for an extended period of time. To avoid the disruption to guests and employees that would be caused by such change of use, Four Seasons and the owner have agreed to a monetary settlement satisfactory to both of them. The transition is scheduled to occur on October 31, 2005.

"Although it is unusual for us to cease management of a property before the contract term expires, we do consider opportunities to improve our market position by leaving one property to pursue others in the same region," said Ms. Taylor. "This strategy has worked well for us in destinations such as Hong Kong, San Francisco and Seattle, which represent state of the art, landmark properties."

"At the same time, Four Seasons presence in California continues to grow," said Ms. Taylor, "soon with the introduction of new hotels in Silicon Valley and Westlake Village, near Los Angeles. We are also seeing significant enhancement to California properties which we manage, including the landmark Four Seasons Resort, The Biltmore Santa Barbara and The Regent Beverly Wilshire in Los Angeles.

The trend to significantly upgrade hotels under our management is reflected more broadly throughout properties under our management. Hotels which have undergone, or are in the process of undergoing, significant enhancement include Four Seasons properties in New York, Washington, Boston, Scottsdale, Philadelphia, Las Vegas and the Maldives. Projects recently added to the development pipeline include properties in Toronto and Marrakech.


LOOKING AHEAD

Recent terrorist activity may cause further disruptions to travel patterns that currently cannot be predicted, which in turn makes it more difficult to provide RevPAR and gross operating margins guidance at this time. However, assuming the travel trends that we experienced in 2004 and the first half of 2005 continue, and based on current demand reflected in our reservation activity, we expect RevPAR for worldwide Core Hotels in the third quarter of 2005 and the full year 2005 to increase by approximately 10% and approximately 11%, respectively, as compared to the corresponding periods in 2004. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions. If current trends continue, we expect gross operating margins of our worldwide Core Hotels to increase more than 220 basis points for the full year of 2005, as compared to the full year of 2004.

                             SECOND QUARTER OF 2005
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 IS PROVIDED AS OF AUGUST 10, 2005. IT SHOULD BE READ IN CONJUNCTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD AND THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD. EXCEPT AS DISCLOSED IN THIS MD&A AND THE MD&A FOR THE THREE MONTHS ENDED MARCH 31, 2005, AS OF AUGUST 10, 2005 THERE HAS BEEN NO MATERIAL CHANGE IN THE INFORMATION DISCLOSED IN THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2004. A SUMMARY OF CONSOLIDATED REVENUES, MANAGEMENT EARNINGS, OWNERSHIP AND CORPORATE OPERATIONS EARNINGS AND NET EARNINGS FOR THE PAST EIGHT QUARTERS CAN BE FOUND IN NOTE 8.

Effective for the quarter ended March 31, 2005, we have adopted the US dollar as our reporting currency. We have not changed our functional currency, which remains Canadian dollars, or the functional currencies of any of our subsidiaries. All amounts disclosed in this MD&A (including amounts for prior periods) are in US dollars unless otherwise noted.(1)


OPERATING ENVIRONMENT

SEASONALITY

Four Seasons hotels and resorts are affected by normally recurring seasonal patterns, and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters. With the disposition of our leasehold interest in The Pierre at the end of the second quarter of 2005 (as discussed below under "Disposition of Hotel Investments"), we have substantially reduced the exposure to seasonality in our ownership operations. It remains our objective to further reduce our ownership exposure by modifying or restructuring our leasehold interest in Four Seasons Hotel Vancouver, our only remaining leasehold interest. There can be no assurance that acceptable alternative arrangements can be found with respect to this hotel or as to the terms of any such arrangements.

HOTEL OPERATING RESULTS





-------------------------------------------------------------------------------------------------------------------------
                                      Three months ended June 30, 2005             Six months ended June 30, 2005
                                               increase over                               increase over
                                      three months ended June 30, 2004               six months ended June 30, 2004
                                    (percentage change, on US dollar basis)      (percentage change, on US dollar basis)
-------------------------------------------------------------------------------------------------------------------------
  REGION                            RevPAR     Gross Operating     Gross        RevPAR     Gross Operating     Gross
                                                Revenue (GOR)    Operating                  Revenue (GOR)    Operating
                                                               Profit (GOP)                                Profit (GOP)
-------------------------------------------------------------------------------------------------------------------------

  WORLDWIDE CORE HOTELS              12.8%          12.9%          22.7%         13.2%          12.2%          21.3%
-------------------------------------------------------------------------------------------------------------------------
  US CORE HOTELS                     13.6%          12.2%          23.9%         13.0%          11.1%          21.4%
-------------------------------------------------------------------------------------------------------------------------
  OTHER AMERICAS/                    17.6%          19.5%          43.0%         18.4%          17.3%          32.8%
  CARIBBEAN CORE HOTELS
-------------------------------------------------------------------------------------------------------------------------
  EUROPE CORE HOTELS                  4.6%           6.7%           2.2%          5.0%           6.8%           2.4%
-------------------------------------------------------------------------------------------------------------------------
  MIDDLE EAST CORE HOTELS            28.3%          35.3%          65.5%         26.9%          34.0%          62.3%
-------------------------------------------------------------------------------------------------------------------------
  ASIA/PACIFIC CORE HOTELS           14.1%          11.5%          23.2%         16.4%          11.7%          20.6%
-------------------------------------------------------------------------------------------------------------------------

Underlying these operating results:

o RevPAR for worldwide Core Hotels increased 12.8% in the second quarter of 2005, as compared to the same period in 2004, reflecting increased demand and improvements in achieved room rates in most markets. Revenue improvements and continued cost management efforts at the properties under management resulted in the significant increases in gross operating profits (an increase of 22.7% as compared to the second quarter of 2004) and gross operating margins (an increase of 270 basis points as compared to the second quarter of 2004), despite continued pressure on profitability due to higher costs relating primarily to labour (including health care, benefits and worker's compensation) and energy. Similar improvements were achieved for the first six months of 2005, as compared to the same period in 2004, with RevPAR for worldwide Core Hotels increasing 13.2%, gross operating revenue improving 12.2%, gross operating profit increasing 21.3% and gross operating margins increasing 230 basis points.

o Virtually all of the US Core Hotels under management realized improvements in RevPAR and gross operating profits in the second quarter of 2005, as compared to the same period in 2004, resulting in a 13.6% and 23.9% increase in RevPAR and gross operating profits, respectively. The only exception was Four Seasons Hotel Houston, which continues to experience pressure on rates due to increased supply in that market. Properties under management in Miami, New York, Jackson Hole, Chicago and Philadelphia realized particularly strong improvements in RevPAR and gross operating profits, relative to the average for the region. For the six months ended June 30, 2005,
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



     RevPAR increased 13.0%, primarily as a result of a 460 basis point increase in occupancy and a 6.0% increase in achieved room rates, and gross operating profits increased 21.4%.

o The Other Americas/Caribbean Core Hotels experienced improved demand and higher achieved room rates, resulting in a RevPAR improvement of 17.6% in the second quarter of 2005, as compared to the second quarter of 2004. Also in the second quarter of 2005, gross operating profits and gross operating margins increased 43.0% and 510 basis points, respectively, which was primarily attributable to strong improvements at the properties under management in Exuma and Buenos Aires. For the six months ended June 30, 2005, the 18.4% improvement in RevPAR was mainly driven by a 7.7% increase in achieved room rates.

o For the second quarter of 2005, RevPAR in the Europe Core Hotels increased 4.6%, reflecting strong operating results at the hotels under management in Istanbul, Milan, Paris, and Prague relative to the other hotels in the region. The hotel under management in Lisbon continued to experience relatively large RevPAR and gross operating profit declines in the quarter due to lower corporate and group demand, as well as additional pressure on rates in that market. Gross operating margins declined 180 basis points in the second quarter of 2005, as compared to the same period in 2004, as overall demand in Europe continued to lag behind the other regions in which we manage hotels and resorts, in part as a result of a more highly valued Euro relative to the US dollar. For the six months ended June 30, 2005, RevPAR increased 5.0%. However, the operating results of hotels under management in Lisbon and Canary Wharf remained lower relative to the other hotels in the region, primarily due to lower corporate and group demand and, in the case of Canary Wharf, new supply coming into the market. While there was a moderate 2.4% increase in gross operating profits, gross operating margins declined 140 basis points to 34.0% in the first six months of 2005, as compared to the first six months of 2004.

o RevPAR improvements in the second quarter of 2005 at the Middle East Core Hotels were primarily driven by an 18.3% increase in achieved room rates, as compared to the same period in 2004. Virtually all of the properties in the region experienced improved demand during the second quarter and for the first six months of 2005, as compared to the same periods in the prior year. The Middle East Core Hotels achieved a 65.5% improvement in gross operating profits and an 860 basis points increase in gross operating margins in the second quarter of 2005, as compared to the same period in 2004. For the first six months of 2005, RevPAR for the Middle East Core Hotels improved 26.9% and gross operating margins increased 830 basis points, as compared to the same period in 2004.

o Asia/Pacific Core Hotels had a 14.1% RevPAR improvement in the second quarter of 2005, as compared to the same period in 2004, which was primarily driven by a 6.7% increase in achieved room rates. Gross operating margins and gross operating profits in the second quarter of 2005 improved 310 basis points and 23.2%, respectively, compared to the same period in 2004. In particular, properties in Jakarta, Singapore and Shanghai had strong improvements in both RevPAR and gross operating profits. For the first six months of 2005, RevPAR improved 16.4%, as compared to the same period in 2004, reflecting a 470 basis point improvement in occupancy and a 6.7% increase in achieved room rates.


FINANCIAL REVIEW AND ANALYSIS

THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT OPERATIONS

For the three months ended June 30, 2005, management fee revenues (excluding reimbursed costs and the $2.8 million impact of forward exchange contracts) increased 16.0% ($4.5 million) to $32.3 million, as compared to $27.8 million in the second quarter of 2004. Management fee revenues (including reimbursed costs and the impact of forward exchange contracts) increased 9.2% ($4.1 million) to $48.3 million in the second quarter of 2005, as compared to $44.2 million in the second quarter of 2004.

For the six months ended June 30, 2005, management fee revenues (excluding reimbursed costs and the $5.5 million impact of forward exchange contracts) increased 21.6% ($10.9 million) to $61.3 million, as compared to $50.4 million in the same period in 2004. Management fee revenues (including reimbursed costs and the impact of forward exchange contracts) increased 12.2% ($10.0 million) to $91.9 million in the six months ended June 30, 2005, as compared to $81.9 million in the same period in 2004.

For the three months and six months ended June 30, 2005, reimbursed costs increased $2.4 million and $4.7 million, respectively, as compared to the corresponding periods in 2004. The increase was attributable to more properties opening and being under development compared to the same periods in 2004.

The increases in management fee revenues for the three months and six months ended June 30, 2005 noted above were the result of the improvement in revenues under management stemming from RevPAR and other revenue increases at the worldwide Core Hotels.

Excluding the impact of forward exchange contracts, incentive fees increased 36.7% and 40.6% in the three months and six months ended June 30, 2005, respectively, as compared to the same periods in 2004. Including the impact of forward exchange contracts, incentive fees increased 29.6% and 31.1% in the three months and six months ended June 30, 2005, respectively, as compared to the same periods in 2004. 42 of the hotels and resorts under management accrued incentive fees during these periods, as compared to 36 and 37 during the corresponding periods last year. The increase in incentive fees was attributable primarily to the improvement in gross operating profit at the properties under management in each of the geographic regions in which we operate. All six of our properties under management in the Middle East accrued incentive fees during the second quarter and first six months of 2005, as compared to two and three in the same periods in 2004.

Despite the strong operating fundamentals in the second quarter, management fee revenue growth was more modest due to foreign exchange currency fluctuations and lower residential fees earned in the second quarter of 2005, as compared to the second quarter of 2004. The $1.2 million decline in residential fees is primarily attributable to no residential royalty fees in respect of our projects in Whistler, Miami and Jackson Hole being earned in the second quarter of 2005, as compared to the same period in 2004. The limited number and size of our residential projects and their specialized target market make it difficult to predict the timing of sales and the resulting royalty fees that may be earned. As a result, it will continue to be difficult to predict the timing of fee revenues from our residential business.

Several of the hotels and resorts under our management are and will be undergoing significant renovations during this year. We expect the majority of the renovations at Four Seasons properties in Washington, Las Vegas and the Maldives to be completed by the end of 2005. Significant renovation programs at other hotels under management, including Boston, Santa Barbara, Philadelphia and The Regent Beverly Wilshire are expected to be substantially completed in 2006. Based on the scheduling and staging of these renovations, we expect these programs to have some, but not a material, effect on fee revenues in the last two quarters of 2005.

General and administrative expenses (excluding reimbursed costs) increased 12.0% to $9.5 million in the second quarter of 2005, as compared to $8.4 million for the same period in 2004. Including reimbursed costs, general and administrative expenses increased 15.6% to $25.5 million in the second quarter of 2005, as compared to $22.1 million for the same period in 2004.

The majority of these costs are in Canadian dollars and, accordingly, a substantial portion of this increase is attributable to the US dollar having declined relative to the Canadian dollar since the second quarter of 2004. On a Canadian dollar basis, general and administrative expenses (excluding reimbursed costs) increased 2.6% during the quarter, as compared to the same period last year. The modest increase in these costs related primarily to an increase in the number of employees at our corporate offices to handle the significant unit growth in our portfolio, which was offset somewhat by a reduction in certain costs, including relatively low travel costs during the second quarter.

General and administrative expenses (excluding reimbursed costs) increased 15.1% to $19.2 million in the first six months of 2005, as compared to $16.7 million in the same period in 2004. General and administrative expenses (including reimbursed costs) increased 16.8% to $49.8 million in the first six months of 2005, as compared to $42.6 million in the same period in 2004. On a Canadian dollar basis, general and administrative expenses (excluding reimbursed costs) increased 6.2% during the first half of 2005, as compared to the same period last year. The increase in these costs related primarily to an increase in the number of employees at our corporate offices to handle the significant unit growth in our portfolio and to cost of living increases for corporate employees that were implemented at the beginning of 2005.

As a result of the items described above, our management operations earnings before other operating items (excluding reimbursed costs and the impact of forward exchange contracts) for the second quarter of 2005 increased 17.8% to $22.8 million, as compared to $19.3 million in the second quarter of 2004. Our management operations profit margin(9) (excluding reimbursed costs and the impact of forward exchange contracts) increased 110 basis points to 70.7% in the second quarter of 2005, as compared to 69.6% in the second quarter of 2004.

For the six months ended June 30, 2005, our management operations earnings before other operating items (excluding reimbursed costs and the impact of forward exchange contracts) increased 24.8% to $42.1 million, as compared to $33.7 million for the same period in 2004. Our management operations profit margin (excluding reimbursed costs and the impact of forward exchange contracts) increased to 68.7% for the six months ended June 30, 2005, as compared to 66.9% for the six months ended June 30, 2004.

Our management operations earnings before other operating items (including reimbursed costs and the impact of forward exchange contracts) for the three months ended June 30, 2005 remained relatively unchanged at $22.8 million, compared to $22.1 million for the same period in 2004. For the six months ended June 30, 2005, our management operations earnings before other operating items (including reimbursed costs and the impact of forward exchange contracts) increased 7.3% to $42.1 million, as compared to $39.2 million in the same period in 2004. Our management operations profit margin (including reimbursed costs and the impact of forward exchange contracts) was 47.2% in the second quarter of 2005, as compared to 50.1% in the second quarter of 2004 and 45.8% for the six months ended June 30, 2005, as compared to 47.9% for the same period in 2004.

OWNERSHIP AND CORPORATE OPERATIONS(10)

In the second quarter of 2005, operating results from ownership and corporate operations before other operating items were a loss of $2.3 million, as compared to a loss of $1.3 million in the second quarter of 2004.

For the six months ended June 30, 2005, operating results from ownership and corporate operations before other operating items were a loss of $9.1 million, as compared to a loss of $8.7 million for the same period in 2004.

CORPORATE COSTS, INCLUDING COMPLIANCE COSTS

For the three months and six months ended June 30, 2005, our corporate and compliance costs, including the ongoing implementation of the substantive changes to governance and disclosure requirements applicable to public companies in the US and Canada and other public company costs, increased $0.8 million and $0.7 million to $3.1 million and $5.4 million, respectively, as compared to $2.3 million and $4.7 million for the respective periods in 2004. The majority of these costs are in Canadian dollars and, accordingly, some of the increase is attributable to the US dollar having declined relative to the Canadian dollar since the second quarter of 2004. On a constant currency basis, corporate and compliance costs for the three months and six months ended June 30, 2005 increased $0.5 million and $0.2 million, respectively, as compared to the corresponding periods in 2004.

THE PIERRE

In June 2005, Four Seasons disposed of its interest in The Pierre and ceased managing the property on June 30, 2005.(11) Further details on the disposition of this investment are discussed below under "Disposition of Hotel Investments".

RevPAR at The Pierre increased 17.4% in the second quarter of 2005, as compared to the same period in 2004, as a result of a 4.4% improvement in occupancy and an 11.5% increase in achieved room rates. These increases reflected the higher travel demand in New York, particularly in leisure travel, during the quarter. As a result, operating results at The Pierre improved by $0.2 million to earnings of $1.2 million in the second quarter of 2005, as compared to earnings of $1.0 million in second quarter of 2004.

RevPAR at The Pierre increased 20.1% in the first six months of 2005, as compared to the same period in 2004, as a result of a 6.5% improvement in occupancy and a 10.6% increase in achieved room rates. As a result, operating results at The Pierre improved by $0.7 million to a loss of $0.8 million in the first six months of 2005, as compared to a loss of $1.5 million in the first six months of 2004.

FOUR SEASONS HOTEL VANCOUVER

RevPAR at Four Seasons Hotel Vancouver decreased 1.6% for the three months ended June 30, 2005, as compared to the same period in 2004, primarily as the result of slight declines in occupancy and achieved room rates. Operating results at the hotel remained relatively unchanged with a loss of $0.2 million in both the second quarter of 2005 and 2004.

RevPAR at Four Seasons Hotel Vancouver increased 3.0% in the six months ended June 30, 2005, as compared to the same period in 2004, primarily as the result of an improvement in occupancy, partially offset by a modest decrease in achieved room rates. Operating results at the hotel remained relatively flat, with a loss of $2.4 million in the first half of 2005, as compared to a loss of $2.2 million in the first half of 2004, mainly due to an offsetting reduction in banquet revenue.

We are continuing to review options in respect of Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operation of, or investment in, this hotel. There can be no assurance that acceptable alternative arrangements can be found with respect to this hotel or as to the terms of any such alternative arrangements.

OTHER INCOME/EXPENSE, NET

Other expense, net for the second quarter of 2005 was $8.6 million, as compared to other expense, net of $2.2 million for the same period in 2004. Other expense, net for the six months ended June 30, 2005 was $11.4 million, as compared to other income, net of $1.1 million for the same period in 2004.

DISPOSITION OF HOTEL INVESTMENTS

In April 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai for gross proceeds of $9.5 million (cash of $4.2 million and a loan receivable of $5.3 million), which approximated book value, and reduced our interest in the hotel to approximately 10%. As a result of the sale, we revalued this US dollar investment at March 31, 2005 at current exchange rates and recorded a loss of $1.9 million for the three months ended March 31, 2005.

On June 30, 2005, we finalized the assignment of our leases and the sale of the related assets in The Pierre for net proceeds of $4.5 million. The net book value of our assets in The Pierre was $7.8 million and, after deducting disposition costs, we recorded a loss on sale of $5.0 million. We also recorded a tax benefit in connection with the sale of $9.2 million, which is discussed further under "Income Tax Expense" below.

As part of the sale of The Pierre, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multi-employer pension fund for the unionized hotel employees (the "NYC Pension"). This permitted us to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10.7 million. In certain limited circumstances, as a part of our agreement, we may be required to pay a portion of the purchaser's withdrawal liability, if any.

We believe that the likelihood of our being required to make a payment is remote, and have not recorded any amount as at June 30, 2005 in respect of a potential NYC Pension withdrawal liability. For further details, please see note 5 to our interim consolidated financial statements for the three months and six months ended June 30, 2005.

FOREIGN EXCHANGE

Other expense for the second quarter of 2005 included a $3.3 million foreign exchange loss, as compared to a $2.2 million foreign exchange loss for the same period in 2004. Other expense for the six months ended June 30, 2005 included a $3.7 million foreign exchange loss, as compared to a $1.3 million foreign exchange gain for the same period in 2004.

Foreign exchange gains and losses arose primarily from the translation to Canadian dollars (using current exchange rates at the end of each quarter) of our foreign currency-denominated net monetary assets, which are not included in our designated foreign self-sustaining subsidiaries. They also reflected local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets is the difference between our foreign currency-denominated monetary assets and our foreign currency-denominated monetary liabilities, and consists primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian generally accepted accounting principles ("GAAP"). As a result of the currency swap relating to our convertible senior notes which is described below, our net US dollar asset position increased significantly during the second quarter of 2005. This combined with the strengthening of the Canadian dollar relative to the US dollar resulted in the foreign exchange loss during the second quarter of 2005.

Ongoing fluctuations in rates of exchange between currencies will likely result in future foreign exchange gains or losses. Although we have engaged in hedging activities in the past, we do not anticipate entering into any hedging arrangements in the near-term due to the continued volatility of many foreign currencies (and in particular the US dollar) and the associated costs of these arrangements.

NET INTEREST INCOME

During the second quarter of 2005, we had net interest income of $0.8 million, as compared to $0.5 million in the second quarter of 2004. Net interest income is a combination of approximately $3.7 million in interest income and approximately $2.9 million in interest expense in the second quarter of 2005, as compared to $2.8 million and $2.3 million, respectively, for the same period in 2004. The increase in interest income for the second quarter of 2005, as compared to the same period in 2004, was primarily attributable to increased cash and cash equivalents as a result of the issuance of our convertible senior notes in June 2004 and higher deposit interest rates.

During the six months ended June 30, 2005, we had net interest income of $1.2 million, as compared to $1.4 million in the six months ended June 30, 2004. Net interest income is a combination of approximately $7.6 million in interest income and approximately $6.4 million in interest expense in the first six months of 2005, as compared to $6.0 million and $4.6 million, respectively, for the same period in 2004. The increase in interest income for the six months ended June 30, 2005, as compared to the same period in 2004, was primarily attributable to increased cash and cash equivalents and higher deposit interest rates, as well as new loans to certain properties under our management.

The increase in interest expense was attributable, in part, to the variance in interest expense relating to the convertible senior notes issued during the second quarter of 2004, as compared to the interest costs relating to our previously outstanding Liquid Yield Option Notes ("LYONs") during 2004. For accounting purposes, the convertible senior notes are bifurcated into debt and equity components under Canadian GAAP, and a notional interest rate is applied to the portion that is allocated to the debt component. Although the interest rate that is applied to the convertible senior notes is lower than the rate applied to the LYONs, a larger component of the convertible senior notes is allocated to debt than was the case with the LYONs. As a result, for accounting purposes, the interest expense associated with the convertible senior notes is higher than was the case for the LYONs.

As discussed below in "Liquidity and Capital Resources", we have entered into currency and interest rate swap arrangements relating to the convertible senior notes. Taking into account the amortization of the gain on a terminated swap and the existing swap, the effective interest rate on the convertible senior notes in the second quarter of 2005 was approximately 3.4%, which represents $1.8 million of interest expense for that period. For the six months ended June 30, 2005, the effective interest rate on the convertible senior notes was approximately 4.0%, which represents $4.3 million of interest expense for the six months.

Interest expense also includes amounts relating to financing fees and to our international retirement plan.

INCOME TAX EXPENSE

Our effective tax rates for the three months and six months ended June 30, 2005, prior to considering the impact of our sale of The Pierre, were 19.3% and 22.6%, respectively, as compared to effective tax rates of 22.5% and 22.2% for the respective periods in 2004. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including a portion of the foreign exchange gains and losses, since they will never be realized for tax purposes. Excluding these items and prior to considering the tax impact of our sale of The Pierre, our tax rate would have been our expected 24%.

As a result of disposing of The Pierre, we realized a tax benefit of approximately $6.4 million on the disposition of the fixed assets, which included significant leasehold improvements. In addition to the ordinary tax loss on the fixed assets, we will incur a capital loss on the dissolution of the partnership that operated The Pierre, which will result in a tax benefit of approximately $2.8 million.

NET EARNINGS AND EARNINGS PER SHARE

For the reasons outlined above, net earnings for the quarter ended June 30, 2005 were $15.8 million ($0.43 basic earnings per share and $0.42 diluted earnings per share), as compared to net earnings of $12.8 million ($0.36 basic earnings per share and $0.34 diluted earnings per share) for the quarter ended June 30, 2004.

For the reasons outlined above, net earnings for the six months ended June 30, 2005 were $21.0 million ($0.57 basic earnings per share and $0.55 diluted earnings per share), as compared to net earnings of $21.5 million ($0.61 basic earnings per share and $0.58 diluted earnings per share) for the six months ended June 30, 2004.


LIQUIDITY AND CAPITAL RESOURCES

FINANCING ACTIVITIES

During the second quarter of 2004, we issued $250 million principal amount of convertible senior notes. For details relating to the terms of the convertible senior notes, please refer to our MD&A for the year ended December 31, 2004.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of $211.8 million as at June 18, 2004, which was estimated based on the present value of a $250 million bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying interest at a rate of 1.875% per annum) and an equity component of $39 million (representing the value of the conversion feature of the convertible senior notes) as at June 18, 2004. For further details, see note 10(a) to our annual consolidated financial statements for the year ended December 31, 2004.

In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap agreement with an initial notional amount of $211.8 million, pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of $9 million. The recognition of the resulting gain was deferred and is being amortized through to July 30, 2009, which would have been the maturity date of the swap.

In the second quarter of 2005, we entered into a new currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215.8 million (C$269.2 million) and pay interest at a floating rate of six-month Canadian Bankers Acceptances ("BA") in arrears plus 1.1% per annum. On July 30, 2009, we will pay C$311.8 million and receive $250 million under the swap. We have designated the swap as a fair value hedge of our convertible senior notes. This swap will allow us to take advantage of lower floating interest rates, which should result in an economic and accounting savings of approximately 136 basis points at current six-month BA rates, or approximately $3.0 million on an annualized, pre-tax basis. This approximation will change as BA rates change.

As at June 30, 2005, no amounts were borrowed under our $125 million bank credit facility. However, approximately $4.0 million of letters of credit were issued under that facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities or developments, this credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Our cash and cash equivalents were $218.6 million as at June 30, 2005, as compared to $226.4 million as at December 31, 2004. The $7.8 million decrease in cash and cash equivalents was primarily attributable to loans and other investments made to properties under our management.

Long-term obligations (as determined under Canadian GAAP) increased from $256.8 million as at December 31, 2004 to $261.1 million as at June 30, 2005, primarily as a result of the accretion of interest on the convertible senior notes.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management totalling a maximum of $47.0 million. These contractual obligations and other commitments are more fully described in the MD&A for the year ended December 31, 2004. Since December 31, 2004, we have reduced two of our bank guarantees, reduced two of our other commitments, and extended one new bank guarantee and two other commitments to two properties under our management, resulting in a net increase in guarantees and other commitments of $1.9 million. During the remainder of the year, we expect to fund amounts relating to our management opportunities described under "Investing/Divesting Activities" below. In addition, we expect to fund approximately $21.0 million over the next 18 months in connection with an expansion of our corporate office which is currently underway.

CASH FROM OPERATIONS

During the three months and six months ended June 30, 2005, we generated $23.9 million and $19.3 million, respectively, in cash from operations, as compared to $21.1 million and $24.8 million, respectively, for the same periods in 2004.

The increase in cash from operations of $2.8 million in the second quarter of 2005 resulted primarily from a decrease in non-cash working capital of $2.6 million and an increase in net interest received of $1.5 million, partially offset by an increase in income tax paid of $1.3 million.

The decrease in cash from operations of $5.5 million in the first six months of 2005 resulted primarily from an increase in non-cash working capital of $5.0 million, largely related to the settlement in the first quarter of 2005 of incentive compensation accrued at December 31, 2004, and an increase in current income tax paid of $4.2 million, partially offset by an increase in cash contributed by management operations of $3.2 million.

INVESTING/DIVESTING ACTIVITIES

Part of our business strategy is to invest a portion of available cash to obtain management agreements or enhance existing management arrangements. These investments in, or advances in respect of or to owners of, properties are made where we believe that the overall economic return to Four Seasons justifies the investment or advance.

As described above under "Disposition of Hotel Investments", during the second quarter of 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai for gross proceeds of $9.5 million. We also finalized the transfer of our leasehold interest and the sale of the related assets in The Pierre for net proceeds of $4.5 million, leaving Four Seasons Hotel Vancouver as our only leasehold interest. In addition to these items which occurred during the second quarter of 2005, during the six months ended June 30, 2005, we also received gross proceeds of $5.3 million from our sale of approximately 80% of our equity interest in Four Seasons Residence Club Scottsdale at Troon North.

During the three and six months ended June 30, 2005, we were repaid $18.0 million and $19.1 million, respectively, in loans receivable, primarily from Four Seasons Hotel San Francisco and Four Seasons Residence Club Scottsdale at Troon North.

For the three months ended June 30, 2005, we funded $17.2 million to properties under development or management, including amounts advanced as loans receivable to properties in Geneva, Exuma, Buenos Aires, Budapest and Hampshire, as well as minor equity investments in properties in Punta Mita and Palo Alto. For the six months ended June 30, 2005, we funded

$44.6 million to properties under development or management, including amounts advanced as loans receivable to properties in Toronto, Geneva, Exuma, Washington, Buenos Aires, Scottsdale, Jackson Hole, Budapest and Hampshire, as well as minor equity investments in properties in Damascus, Punta Mita and Palo Alto. For the three months and six months ended June 30, 2005, we also funded a total of $11.0 million and $14.2 million, respectively, in connection with an expansion of our corporate office, which is currently underway, and our commitment related to the Four Seasons Centre for the Performing Arts. These levels of investment were consistent with our business plan.

During the remaining six months of 2005, we expect to fund up to $48.0 million in respect of investments in, or advances in respect of or to owners of, various projects, including properties in Buenos Aires, Punta Mita and Exuma, a new resort in the Maldives and our project in Orlando, plus additional funding for the property in Geneva and the expansion of our corporate office facilities.

In August 2005, we finalized an agreement with the owner of Four Seasons Hotel Newport Beach pursuant to which, effective October 31, 2005, the owner will begin to manage this property as an independent hotel. At the time of transition, we will receive a payment in an amount that will exceed the net book value of our investment in the management contract.

Over the remainder of this year, we anticipate receiving at least $50 million as the result of repayment of investments made in certain of our managed properties.

RETIREMENT BENEFIT PLAN

Since 1983, we have maintained a non-qualified, non-registered unfunded, multi-employer, non-contributory "defined benefit" plan on behalf of the owners of our managed properties and for our senior corporate employees. The current plan provides supplemental retirement benefits for our senior corporate executives as well as for our general managers and regional vice presidents based on a formula that takes into account years and level of service and annual salary. Our liability in connection with the current plan for our corporate executives as at June 30, 2005 was $27.7 million.

Subject to approval of our Board, we are anticipating replacing the existing plan later this year for the majority of the plan participants with a fully-funded plan based on a "defined contribution" format, which should increase the certainty and predictability of the costs of the retirement benefits. The funding requirements relating to this new arrangement are anticipated to be in the range of $35 million to $40 million at current exchange rates. If a new plan is implemented this year on the basis of the structure currently contemplated, at current exchange rates, we have estimated that the transition would result in a one-time, after tax accounting loss in the range of $20 million to $25 million. We do not expect that the proposed change will have a significant impact on the ongoing annual pension cost. Our costs next year, in respect of the contemplated new plan, are expected to be similar to the costs incurred in 2004 for the current plan, increased by the cost of living and merit salary increases of the participants.

LONG TERM INCENTIVE PLAN

Since 1986, long-term incentives have been provided to a large group of our employees through stock options. Changes in the rules governing compensation, including accounting rules and regulations related to stock options have caused us to re-evaluate the use of stock options as the primary form of long-term incentive to our employees. As a result of the re-evaluation, we have determined to significantly reduce the use of stock options and are introducing a restricted stock program. Under the restricted stock program, eligible employees would be entitled to earn performance-based compensation, which will be used to purchase shares on their behalf in the market. Subject to limited exceptions, participants would not be able to dispose of those shares for a three-year period. We expect the expense for the full year 2005 related to the restricted stock program will be approximately $500,000.

OUTSTANDING SHARE DATA

----------------------------------------------------------------------- ---------------------------------------------
DESIGNATION                                                                         OUTSTANDING AS AT AUGUST 3, 2005
----------------------------------------------------------------------- ---------------------------------------------

Variable Multiple Voting Shares(a)                                                                         3,725,698
----------------------------------------------------------------------- ---------------------------------------------
Limited Voting Shares                                                                                     32,913,488
----------------------------------------------------------------------- ---------------------------------------------
Options to acquire Limited Voting Shares:
----------------------------------------------------------------------- ---------------------------------------------
     Outstanding                                                                                           4,540,843
----------------------------------------------------------------------- ---------------------------------------------
     Exercisable                                                                                           3,383,821
----------------------------------------------------------------------- ---------------------------------------------
Convertible Senior Notes issued June 2004 and due 2024(b)                                          $250.05 million(c)
----------------------------------------------------------------------- ---------------------------------------------

a) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

b) Details on the convertible senior notes are described more fully in our annual MD&A for the year ended December 31, 2004.

c) This amount is equal to the issue price of the convertible senior notes issued June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.


LOOKING AHEAD

Recent terrorist activity may cause further disruptions to travel patterns that currently cannot be predicted, which in turn makes it more difficult to provide RevPAR and gross operating margins guidance at this time. However, assuming the travel trends that we experienced in 2004 and the first half of 2005 continue, and based on current demand reflected in our reservation activity, we expect RevPAR for worldwide Core Hotels in the third quarter of 2005 and the full year 2005 to increase by approximately 10% and approximately 11%, respectively, as compared to the corresponding periods in 2004. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions. If current trends continue, we expect gross operating margins of our worldwide Core Hotels to increase more than 220 basis points for the full year of 2005, as compared to the full year of 2004.

CHANGE IN REPORTING CURRENCY TO US DOLLARS

Effective the first quarter of 2005, we have adopted US dollars as our reporting currency. All amounts disclosed in this MD&A (including amounts for prior periods) are in US dollars unless otherwise noted.

The consolidated financial statements Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow. Equity transactions have been translated to US dollars at the historical exchange rates for 2005 and 2004 with opening equity accounts on January 1, 2004 translated at the exchange rate on that date. These exchange rates are disclosed in notes 1 and 8. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation", which is included as a separate component of shareholders' equity.

We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries. As a result, while US dollar reporting will minimize the currency fluctuations related to the majority of our US dollar management fee revenues, it will not eliminate foreign currency fluctuations related to our management fees in other currencies, or the majority of our management operations general and administrative expenses, which are incurred in Canadian dollars. It will also not eliminate foreign currency gains and losses related to unhedged net monetary asset and liability positions.


CHANGES IN ACCOUNTING POLICIES

During the first six months of 2005, we adopted The Canadian Institute of Chartered Accountants' ("CICA") new accounting standards on variable interest entities and temporary controlled investments, as discussed in note 1 to the interim consolidated financial statements. The adoption of these changes did not have a material impact on our consolidated financial statements.

In June 2005, the Emerging Issues Committee of the CICA issued Abstract EIC-155, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires the application of the "if-converted method" to account for the potential dilution relating to the conversion of contingently convertible instruments, such as our convertible senior notes. EIC-155 will be effective for periods beginning on or after October 1, 2005. If we had adopted EIC-155 for the three months and six months ended June 30, 2005, there would have been no additional dilution for either period.

ADDITIONAL INFORMATION

Additional information about us (including our most recent annual information form, annual MD&A and our audited financial statements for the year ended December 31, 2004) is available on SEDAR at www.sedar.com.

----------------------------------

1. The following Canadian/US dollar foreign exchange rates were used to translate the specified periods:


    ------------------------------ -------------------------- -------------------------- ----------------------------
      Average foreign exchange                                 Average foreign exchange
            rate used for          Foreign exchange rate as        rate used for          Foreign exchange rate as
         Second Quarter 2005           at June 30, 2005          Second Quarter 2004        at December 31, 2004
    ------------------------------ -------------------------- -------------------------- ----------------------------
    ------------------------------ -------------------------- -------------------------- ---------------------------

             1.24401                      1.23240                    1.35860                     1.20360
    ------------------------------ -------------------------- -------------------------- ----------------------------

2. RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

3. The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami) and The Pierre in New York (due to its disposition on June 30, 2005).

4. Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

5. Reimbursed costs includes the reimbursement of all out-of-pocket costs, including sales and marketing and advertising fees.

6. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11.2 million, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. Foreign exchange gains on forward exchange contracts were recorded as increases in management fee revenues in the quarters of 2004 and 2003 as follows:

     --------------------------------- ------------------- ------------------- ------------------ -------------------
     (IN MILLIONS OF US DOLLARS)         First Quarter       Second Quarter      Third Quarter      Fourth Quarter
     --------------------------------- ------------------- ------------------- ------------------ -------------------
     --------------------------------- ------------------- ------------------- ------------------ -------------------
       2004                                     $2.7                $2.8                $2.6               $3.1
     --------------------------------- ------------------- ------------------- ------------------ -------------------

       2003                                     $0.5                $1.5                $1.4               $2.3
     --------------------------------- ------------------- ------------------- ------------------ -------------------

7. Including the reimbursed costs and forward exchange contracts, management fee revenues increased 9.2%, or $4.1 million, to $48.3 million in the second quarter of 2005, as compared to $44.2 million for the same period in 2004. We provide the information excluding the above items because the foreign exchange contracts applied only to the period in 2004 and the reimbursed costs have no net impact on earnings from management operations.

8. Eight Quarter Summary:

------------------------ ----------------------- ---------------------- ------------------------ ---------------------
(IN MILLIONS OF US
DOLLARS EXCEPT PER
SHARE AMOUNTS)               Second Quarter          First Quarter          Fourth Quarter          Third Quarter
------------------------ ----------------------- ---------------------- ------------------------ ---------------------
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

                          2005        2004       2005        2004        2004        2003(a)      2004      2003(a)
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------
Consolidated revenues(b)     $74.5       $71.4      $63.1       $57.1       $69.5       $66.8        $63.3     $52.6
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

Earnings (loss) before other operating items:
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

  Management operations       22.8        22.1       19.3        17.1        18.2         15.7      20.1        13.7
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

  Ownership and               (2.3)       (1.3)      (6.8)       (7.4)       (3.1)        (1.5)      4.9)       (6.8)
  corporate operations
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

Net earnings (loss):
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

  Total                      $15.8       $12.8       $5.2        $8.7       $12.8         $8.9     $(8.5)       $3.2
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

  Basic earnings             $0.43       $0.36      $0.14       $0.25       $0.35        $0.25    $(0.24)      $0.09
  (loss) per share(c)
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

  Diluted earnings           $0.42       $0.34      $0.14       $0.24       $0.34        $0.24    $(0.24)      $0.09
  (loss) per share(c)
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

----------------------------------------------------------------------------------------------------------------------

Average Canadian/US        1.24401     1.35860    1.22652     1.31785     1.22033      1.31550   1.30758     1.37927
foreign exchange rate
used for specified
quarter
------------------------ ----------- ----------- ---------- ----------- ----------- ------------ --------- -----------

     a) In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively adopted the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. In accordance with the new standard, however, the reported results for the first three quarters of 2003 are required to be restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in the following restatements:
          Third Quarter and Fourth Quarter 2003 -- in each quarter, a decrease in net earnings of $0.3 million and a decrease in basic and diluted earnings per share of $0.01 for each quarter.

     b) As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA in July 2003 and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses, instead of recording certain reimbursed costs as a "net" amount. As a result of this change, consolidated revenues have been restated as follows:
          Third Quarter 2003 - increase of $7.5 million; Fourth Quarter 2003 - increase of $9.6 million.

Consolidated revenues is comprised of the following:


--------------------- ---------------------- ------------------------- ----------------------- -----------------------
(IN MILLIONS OF US       Second Quarter           First Quarter            Fourth Quarter          Third Quarter
DOLLARS)
--------------------- ---------------------- ------------------------- ----------------------- -----------------------
--------------------- ----------- ---------- ------------- ----------- ----------- ----------- ------------ ----------

                         2005        2004        2005         2004        2004         2003        2004        2003
--------------------- ----------- ---------- ------------- ----------- ----------- ----------- ------------ ----------


Revenues from             $48.3      $44.2         $43.6       $37.6       $44.3       $40.6        $41.9      $33.8
Management
Operations
--------------------- ----------- ---------- ------------- ----------- ----------- ----------- ------------ ----------

Revenues from
Ownership and              27.6       28.1          20.5        20.3        26.6        27.4         22.4       19.6
Corporate Operations
--------------------- ----------- ---------- ------------- ----------- ----------- ----------- ------------ ----------

Distributions from          0.1        0.3           0.0         0.0         0.0         0.0          0.0        0.1
hotel investments
--------------------- ----------- ---------- ------------- ----------- ----------- ----------- ------------ ----------

Fees from Ownership
and Corporate
Operations to              (1.5)      (1.2)         (1.0)       (0.9)       (1.4)       (1.2)        (1.0)      (0.9)
Management
Operations
--------------------- ----------  ---------- ------------  ----------- ---------- -----------  -----------  ---------

                          $74.5      $71.4         $63.1       $57.1       $69.5       $66.8        $63.3      $52.6
--------------------- ---------- ---------- ------------- ----------- ----------- ----------- ------------ ----------


     c) Quarterly computations of per share amounts are made independently on a quarter-by-quarter basis and may not equate to annual computations of per share amounts.

9. The management operations profit margin represents management operations earnings before other operating items, as a percent of management operations revenue.

10. Included in ownership and corporate operations are the consolidated revenues and expenses from our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin (until the Berlin lease termination on September 26, 2004), distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.

11. Depreciation and management fees related to The Pierre for the quarters of 2004 and first and second quarters of 2005.


     ----------------------------------------------- -------------------------------- -------------------------------
     (IN MILLIONS OF US DOLLARS)                              Depreciation              Management Fees, including
                                                                                             reimbursed costs
     ----------------------------------------------- -------------------------------- -------------------------------
     ----------------------------------------------- -------------------------------- -------------------------------

     First Quarter 2004                                            $0.4                             $0.5
     ----------------------------------------------- -------------------------------- -------------------------------

     Second Quarter 2004                                          $0.5                             $0.9
     ----------------------------------------------- -------------------------------- -------------------------------

     Third Quarter 2004                                           $0.4                             $0.5
     ----------------------------------------------- -------------------------------- -------------------------------

     Fourth Quarter 2004                                          $0.5                             $1.1
     ----------------------------------------------- -------------------------------- -------------------------------

     Full Year 2004                                               $1.8                             $3.0
     ----------------------------------------------- -------------------------------- -------------------------------

     First Quarter 2005                                           $0.5                             $0.7
     ----------------------------------------------- -------------------------------- -------------------------------

     Second Quarter 2005                                          $0.4                             $1.1
     ----------------------------------------------- -------------------------------- -------------------------------

                                      * * *

All dollar amounts referred to in this news release are US dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

                                      * * *

This news release contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and in this news release. Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions, and infectious diseases; general economic conditions, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, currency fluctuations and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

                                      * * *

We will hold a conference call today at 11 a.m. (Eastern Daylight Time) to discuss the second quarter financial results. The details are:

To access the call dial:   1 (800) 289-6406          (U.S.A. and Canada)
                           1 (416) 641-6654          (outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21251495.

A live web cast will also be available by visiting http://www.fourseasons.com/investor. This web cast will be archived for one month following the call.

                                      # # #

Dedicated to continuous innovation and the highest standards of hospitality, Four Seasons invented luxury for the modern traveller. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centers and desirable resort destinations around the world. Currently with 65 hotels in 29 countries, and more than 20 properties under development, Four Seasons will continue to lead luxury hospitality with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        THREE MONTHS ENDED                   SIX MONTHS ENDED
(UNAUDITED)                                                                  JUNE 30,                            JUNE 30,
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)                 2005             2004               2005              2004
------------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED REVENUES (NOTE 4)                                $     74,539       $    71,363        $    137,636     $    128,484
                                                               ====================================================================


MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues (note 4(a))                                  $     32,241       $    30,582        $     61,268     $     55,909
    Reimbursed costs                                                16,058            13,630              30,602           25,949
                                                               --------------------------------------------------------------------

                                                                    48,299            44,212              91,870           81,858
                                                               --------------------------------------------------------------------

EXPENSES:
    General and administrative expenses                             (9,459)           (8,442)            (19,193)         (16,680)
    Reimbursed costs                                               (16,058)          (13,630)            (30,602)         (25,949)
                                                               --------------------------------------------------------------------

                                                                   (25,517)          (22,072)            (49,795)         (42,629)
                                                               --------------------------------------------------------------------

                                                                    22,782            22,140              42,075           39,229
                                                               --------------------------------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                                                            27,572            28,106              48,089           48,438
DISTRIBUTIONS FROM HOTEL INVESTMENTS                                   132               293                 132              293
EXPENSES:
    Cost of sales and expenses                                     (28,549)          (28,436)            (54,900)         (55,290)
    Fees to Management Operations                                   (1,464)           (1,248)             (2,455)          (2,105)
                                                                -------------------------------------------------------------------

                                                                    (2,309)           (1,285)             (9,134)          (8,664)
                                                                -------------------------------------------------------------------

EARNINGS BEFORE OTHER OPERATING ITEMS                               20,473            20,855              32,941           30,565
DEPRECIATION AND AMORTIZATION                                       (2,908)           (2,664)             (5,937)          (5,415)
OTHER INCOME (EXPENSE), NET (NOTES 4(a)AND 5)                       (8,645)           (2,216)            (11,355)           1,063
                                                                -------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                             8,920            15,975              15,649           26,213
INTEREST INCOME, NET                                                   828               490               1,210            1,361
                                                                -------------------------------------------------------------------

EARNINGS BEFORE INCOME TAXES                                         9,748            16,465              16,859           27,574
                                                                -------------------------------------------------------------------

INCOME TAX RECOVERY (EXPENSE):
    Current                                                         (1,390)           (3,214)             (3,314)          (5,330)
    Future (note 5)                                                  7,428              (493)              7,443             (781)
                                                                -------------------------------------------------------------------

                                                                     6,038            (3,707)              4,129           (6,111)
                                                                -------------------------------------------------------------------

NET EARNINGS                                                  $     15,786       $    12,758        $     20,988     $     21,463
                                                               ====================================================================

BASIC EARNINGS PER SHARE (NOTE 3(a))                          $       0.43       $      0.36        $       0.57     $       0.61
                                                               ====================================================================

DILUTED EARNINGS PER SHARE (NOTE 3(a))                        $       0.42       $      0.34        $       0.55     $       0.58
                                                               ====================================================================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.


CONSOLIDATED BALANCE SHEETS
                                                                                                 AS AT                 As at
(UNAUDITED)                                                                                     JUNE 30,             December 31,
(IN THOUSANDS OF US DOLLARS)                                                                     2005                    2004
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                                                               $      218,636       $     226,377
    Receivables                                                                                     83,660              81,541
    Inventory                                                                                        1,028               1,439
    Prepaid expenses                                                                                 3,935               2,981
                                                                                             ---------------------------------------

                                                                                                   307,259             312,338

LONG-TERM RECEIVABLES                                                                              192,964             179,060
INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS                                                 120,074             131,338
FIXED ASSETS                                                                                        53,658              59,939
INVESTMENT IN MANAGEMENT CONTRACTS                                                                 171,652             181,273
INVESTMENT IN TRADEMARKS AND TRADE NAMES                                                             4,241               4,424
FUTURE INCOME TAX ASSETS                                                                            11,136               3,711
OTHER ASSETS                                                                                        34,378              30,064
                                                                                             ---------------------------------------

                                                                                            $      895,362       $     902,147
                                                                                             =======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable and accrued liabilities                                                $       48,544       $      60,415
    Long-term obligations due within one year                                                        3,513               3,766
                                                                                             ---------------------------------------

                                                                                                    52,057              64,181

LONG-TERM OBLIGATIONS (NOTE 2)                                                                     257,593             253,066
SHAREHOLDERS' EQUITY (NOTE 3):
    Capital stock                                                                                  250,216             248,980
    Convertible notes                                                                               36,920              36,920
    Contributed surplus                                                                              9,095               8,088
    Retained earnings                                                                              211,580             192,129
    Equity adjustment from foreign currency translation                                             77,901              98,783
                                                                                             ---------------------------------------

                                                                                                   585,712             584,900
                                                                                             ---------------------------------------

SUBSEQUENT EVENT (NOTE 9)

                                                                                            $      895,362       $     902,147
                                                                                             =======================================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS


                                                                          THREE MONTHS ENDED                   SIX MONTHS ENDED
(UNAUDITED)                                                                    JUNE 30,                            JUNE 30,
(IN THOUSANDS OF US DOLLARS)                                             2005             2004              2005             2004
------------------------------------------------------------------------------------------------------------------------------------



CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS                            $      22,782     $     22,140      $      42,075     $    39,229
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                                     504              354              1,089             744
                                                                  ------------------------------------------------------------------

WORKING CAPITAL PROVIDED BY
MANAGEMENT OPERATIONS                                                   23,286           22,494             43,164          39,973
                                                                  ------------------------------------------------------------------


OWNERSHIP AND CORPORATE OPERATIONS

LOSS BEFORE OTHER OPERATING ITEMS                                       (2,309)          (1,285)             (9,134)        (8,664)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                                     300              212                 576            377
                                                                  ------------------------------------------------------------------

WORKING CAPITAL USED IN
OWNERSHIP AND CORPORATE OPERATIONS                                      (2,009)          (1,073)             (8,558)        (8,287)
                                                                  ------------------------------------------------------------------

                                                                        21,277           21,421              34,606         31,686

INTEREST RECEIVED, NET                                                   2,848            1,349               4,515          4,180
CURRENT INCOME TAX PAID                                                 (2,349)          (1,095)             (5,455)        (1,259)
CHANGE IN NON-CASH WORKING CAPITAL                                       2,205             (444)            (14,208)        (9,206)
OTHER                                                                      (16)             (91)               (129)          (538)
                                                                  ------------------------------------------------------------------

CASH PROVIDED BY OPERATIONS                                      $      23,965     $     21,140       $      19,329   $     24,863
                                                                  ==================================================================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   THREE MONTHS ENDED                   SIX MONTHS ENDED
(UNAUDITED)                                                              JUNE 30,                           JUNE 30,
(IN THOUSANDS OF US DOLLARS)                                       2005             2004              2005             2004
------------------------------------------------------------------------------------------------------------------------------------



CASH PROVIDED BY (USED IN):

OPERATIONS:                                                 $      23,965     $     21,140        $     19,329      $     24,863
                                                             -----------------------------------------------------------------------

FINANCING:
     Issuance of convertible notes                                      -          241,332                   -           241,332
     Other long-term obligations including
      current portion                                              (1,630)             (72)             (1,498)               16
     Issuance of shares                                             1,219            5,459               6,836             8,519
     Dividends paid                                                     -                -              (1,558)           (1,391)
                                                             -----------------------------------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING                                 (411)         246,719               3,780           248,476
                                                             -----------------------------------------------------------------------

CAPITAL INVESTMENTS:
     Increase in restricted cash                                        -          (55,204)                  -           (55,204)
     Long-term receivables                                          5,725          (15,365)            (14,740)          (14,700)
     Hotel investments                                             (2,265)         (27,476)             (9,445)          (28,446)
     Disposal of hotel investments (note 5)                         7,326                -              12,672                 -
     Purchase of fixed assets                                      (4,453)            1,391             (8,060)           (1,917)
     Investments in trademarks and trade
      names and management contracts                                 (342)          (8,441)               (473)           (8,719)
     Other assets                                                  (6,809)            (893)             (6,860)           (1,735)
                                                           -------------------------------------------------------------------------

CASH USED IN CAPITAL INVESTMENTS                                     (818)        (105,988)            (26,906)         (110,721)
                                                           -------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
     CASH AND CASH EQUIVALENTS                                     22,736          161,871              (3,797)          162,618
DECREASE IN NET CASH AND CASH
     EQUIVALENTS DUE TO UNREALIZED FOREIGN
     EXCHANGE LOSS                                                 (2,264)          (2,228)             (3,944)           (2,095)
CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                          198,164          132,979             226,377           132,099
                                                           -------------------------------------------------------------------------

NET CASH AND CASH EQUIVALENTS, END OF PERIOD                $     218,636     $    292,622        $    218,636      $    292,622
                                                             =======================================================================


SUPPLEMENTAL DISCLOSURE OF NET CASH AND
  CASH EQUIVALENTS:
     Cash and cash equivalents                              $     218,636     $    348,575        $    218,636      $    348,575
     Less restricted cash                                               -          (55,953)                 --           (55,953)
                                                             -----------------------------------------------------------------------

     Net cash and cash equivalents                          $     218,636     $    292,622        $    218,636      $    292,622
                                                             =======================================================================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                                                                SIX MONTHS ENDED
(UNAUDITED)                                                                                         JUNE 30,
(IN THOUSANDS OF US DOLLARS)                                                               2005                 2004
---------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS, BEGINNING OF PERIOD                                           $        192,129    $          169,364
NET EARNINGS                                                                               20,988                21,463
DIVIDENDS DECLARED                                                                         (1,537)               (1,367)
                                                                                  -----------------------------------------

RETAINED EARNINGS, END OF PERIOD                                                 $        211,580    $          189,460
                                                                                  =========================================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2004.

1.  SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2004, except as disclosed below:

(a)  CHANGE IN REPORTING CURRENCY:
     We have historically prepared our consolidated financial statements in Canadian dollars. Effective for the three months ended March 31, 2005, we have adopted US dollars as our reporting currency. With the majority of our management fee revenues in US dollars, reporting in US dollars should reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollar relating to these revenues and, as a result, we believe it will provide our financial statement users with more meaningful information. We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

     The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flows. Equity transactions have been translated to US dollars at the historical exchange rates with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation" included as a separate component of shareholders' equity.

(b)  VARIABLE INTEREST ENTITIES:
     The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. Effective January 1, 2005, we adopted AcG-15 and have concluded that we do not have to consolidate any interest under AcG-15.

(c)  INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS:
     In conjunction with the issuance of Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. Beginning January 1, 2005, we were required to either equity account or consolidate our temporary investments in which we have over a 20% equity interest. In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North, and in April 2005, we sold the majority of our equity interest in Four Seasons Hotel Shanghai (note 5). As a result of the sales, our equity interests in each property were reduced to less than 20%. The change in accounting for these temporary investments did not have a material impact on our consolidated financial statements for the three months and six months ended June 30, 2005.

2.   LONG-TERM OBLIGATIONS:

(a)  BANK CREDIT FACILITY:
     We have a committed bank credit facility of $125,000, which expires in September 2007. As at June 30, 2005, no amounts were borrowed under this credit facility. However, approximately $4,000 of letters of credit were issued under this credit facility as at June 30, 2005. No amounts have been drawn under these letters of credit.

(b)  CURRENCY AND INTEREST RATE SWAP:
     In April 2005, we entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian Bankers Acceptance in arrears plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, we will pay C$311.8 million and receive $250,000 under the swap. We have designated the swap as a fair value hedge of our convertible senior notes, which were issued in 2004.

3.   SHAREHOLDERS' EQUITY:

As at June 30, 2005, we have 3,725,698 outstanding Variable Multiple Voting Shares ("VMVS"), 32,909,488 outstanding Limited Voting Shares ("LVS"), and 4,544,843 outstanding stock options (weighted average exercise price of C$59.32 ($48.13)).

(a)  EARNINGS PER SHARE:
     A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic and diluted earnings per share is as follows:


                                                                                        THREE MONTHS ENDED
                                                                                             JUNE 30,
                                                                          2005                                 2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                              NET EARNINGS        SHARES         Net Earnings        Shares
-----------------------------------------------------------------------------------------------------------------------------------


Basic earnings per share amounts                           $         15,786       36,624,440     $      12,758        35,484,874
Effect of assumed dilutive conversions:
     Stock option plan                                                   --        1,325,607                --         1,494,286
     Convertible notes (issued in 1999
         and redeemed in September 2004)                                 --              --                989         3,463,155
-----------------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share amounts                        $          15,786       37,950,047       $     13,747       40,442,315
===================================================================================================================================


                                                                                       SIX MONTHS ENDED
                                                                                            JUNE 30,
                                                                           2005                                 2004
-----------------------------------------------------------------------------------------------------------------------------------

                                                               NET EARNINGS        SHARES         Net earnings        Shares
-----------------------------------------------------------------------------------------------------------------------------------


Basic earnings per share amounts                           $         20,988       36,616,645     $      21,463        35,386,149
Effect of assumed dilutive conversions:
     Stock option plan                                                   --        1,454,426                --         1,467,988
     Convertible notes (issued in 1999
          and redeemed in September 2004)                                --               --             1,978         3,463,155
-----------------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share amounts                         $         20,988       38,071,071     $      23,441        40,317,292
===================================================================================================================================


     The diluted earnings per share calculation excluded the effect of the assumed conversions of 693,056 and 59,000 stock options to LVS, under our stock option plan, during the three months and six months ended June 30, 2005, respectively (2004 - 858,196 and 1,015,916 stock options, respectively), as the inclusion of these conversions would have resulted in an anti-dilutive effect. There was no dilution relating to the convertible senior notes issued in 2004, as the contingent conversion price was not reached during the period.

     In June 2005, the Emerging Issues Committee of the CICA issued Abstract EIC-155, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires the application of the "if-converted method" to account for the potential dilution relating to the conversion of contingently convertible instruments, such as our convertible senior notes. EIC-155 will be effective for periods beginning on or after October 1, 2005. If we had adopted EIC-155 for the three months and six months ended June 30, 2005, there would have been no additional dilution for either period.

(b)  STOCK-BASED COMPENSATION:
     We use the fair value-based method to account for all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

     There were no stock options granted in the three months and six months ended June 30, 2005. The fair value of stock options granted in the three months and six months ended June 30, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.86% to 4.39% and 2.96% to 4.39%, respectively; semi-annual dividend per LVS of C$0.055 for both periods; volatility factor of the expected market price of our LVS of 28% and 28% to 30%, respectively; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months and six months ended June 30, 2004, the weighted average fair value of the options at the grant dates was C$24.85 and C$25.35, respectively ($18.29 and $18.94, respectively). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options are amortized to compensation expense over the options' vesting period.

     Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and six months ended June 30, 2005 and 2004, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:


                                                                       THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                                            JUNE 30,                           JUNE 30,
                                                                     2005           2004                2005             2004
-----------------------------------------------------------------------------------------------------------------------------------

Stock option expense included
  in compensation expense                                    $       (515)      $     (364)       $     (1,008)     $       (677)
                                                              =====================================================================

Net earnings, as reported                                    $     15,786       $   12,758        $     20,988      $     21,463
Additional expense that would have been
  recorded if all outstanding stock options
  granted during 2002 had been expensed                              (681)            (628)             (1,372)           (1,280)
                                                              ---------------------------------------------------------------------

Pro forma net earnings                                       $     15,105       $   12,130        $     19,616      $     20,183
                                                              ---------------------------------------------------------------------

Earnings per share:
  Basic, as reported                                         $       0.43       $     0.36        $       0.57      $       0.61
  Basic, pro forma                                                   0.41             0.34                0.54              0.57
  Diluted, as reported                                               0.42             0.34                0.55              0.58
  Diluted, pro forma                                                 0.40             0.32                0.52              0.55
                                                              ---------------------------------------------------------------------


4.   CONSOLIDATED REVENUES:

                                                                      THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                            JUNE 30,                           JUNE 30,
                                                                     2005           2004                2005             2004
------------------------------------------------------------------------------------------------------------------------------------

Revenues from Management Operations (a)                      $     48,299       $   44,212        $      91,870     $      81,858
Revenues from Ownership and
     Corporate Operations                                          27,572           28,106               48,089            48,438
Distributions from hotel investments                                  132              293                  132               293
Fees from Ownership and Corporate
     Operations to Management Operations                           (1,464)          (1,248)              (2,455)           (2,105)
                                                              ---------------------------------------------------------------------

                                                             $     74,539       $   71,363        $     137,636   $       128,484
                                                              =====================================================================

(a) Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11,201, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. During the three months and six months ended June 30, 2004, we recognized $2,798 and $5,518, respectively, of the deferred gain in fee revenues. We did not hedge any of our US dollar fee revenues during the three months and six months ended June 30, 2005. In addition, effective January 1, 2004, the US dollar forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss and was included in other income (expense), net. This resulted in a $692 and $1,120 foreign exchange loss, respectively, for the three months and six months ended June 30, 2004.

5.   OTHER INCOME (EXPENSE), NET:

Included in other income (expense), net for the three months and six months ended June 30, 2005 is a net foreign exchange loss of $3,289 and $3,682, respectively (2004 - net foreign exchange loss of $2,185 and net foreign exchange gain of $1,328, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our designated foreign self-sustaining subsidiaries.

On June 30, 2005, we finalized the assignment of our leases and the sale of the related assets in The Pierre for net proceeds of $4,520. The net book value of our assets in The Pierre was approximately $7,800 and, after deducting disposition costs, we recorded a loss on sale of $5,023. As a result of the sale, we also recorded a tax benefit of approximately $9,200, which is included in future income tax recovery.

As part of the sale of The Pierre, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multi-employer pension fund for the unionized hotel employees (the "NYC Pension"). This permitted us to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10,700.

If the purchaser withdraws as the result of the lease cancellation by the landlord in certain circumstances in 2008 or 2011, we have agreed to indemnify the purchaser for that portion of the withdrawal liability relating to their assumption of our contribution history. The amount of any potential future liability resulting from this indemnity is not determinable at this time as it would be based upon future events related to the NYC Pension.

If the purchaser withdraws from the NYC Pension prior to 2011 in any circumstances other than those described above and does not pay its withdrawal liability, we remain secondarily liable for our withdrawal liability up to an amount of $10,700. We have been indemnified by the purchaser for any such liability.

We believe that the likelihood of our being required to make a payment is remote, and have not recorded any amount as at June 30, 2005 in respect of a potential NYC Pension withdrawal liability.

In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North for gross proceeds of $5,346, which approximated book value. As a result of the sale, our equity interest in the residence club was reduced to approximately 14%. In April 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai for gross proceeds of $9,500 (cash of $4,241 and a loan receivable of $5,259), which approximated book value, and reduced our interest in the hotel to approximately 10%. As a result of the sale, we revalued this US dollar investment at March 31, 2005 at current exchange rates and recorded a loss of $1,930, which was included in other income (expense), net, during the three months ended March 31, 2005.

6.   PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and six months ended June 30, 2005 was $596 and $1,217, respectively (2004 - $559 and $1,134, respectively).

7. GUARANTEES AND OTHER COMMITMENTS:

We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management totalling a maximum of $47,000. These contractual obligations and other commitments are more fully described in the consolidated financial statements for the year ended December 31, 2004. Since December 31, 2004, we have reduced two of our bank guarantees, reduced two of our other commitments, and extended one new bank guarantee and two other commitments to two properties under our management, resulting in a net increase in guarantees and other commitments of $1,900.

In addition, we expect to fund approximately $21,000 over the next 18 months in connection with an expansion of our corporate office which is currently underway.

8.   SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns, and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters. With the disposition of our leasehold interest in The Pierre at the end of the second quarter of 2005 (note
5), we have substantially reduced the exposure to seasonality in our ownership operations.

9.   SUBSEQUENT EVENT:

In August 2005, we finalized an agreement with the owner of Four Seasons Hotel Newport Beach pursuant to which, effective October 31, 2005, the owner will begin to manage this property as an independent hotel. At the time of transition, we will receive a payment in an amount that will exceed the net book value of our investment in the management contract.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                                                         THREE MONTHS ENDED
                                                                              JUNE 30,
(UNAUDITED)                                                            2005             2004             VARIANCE
------------------------------------------------------------------------------------------------------------------------------

WORLDWIDE
         No. of Properties                                                52                52               --
         No. of Rooms                                                 13,802            13,802               --
         Occupancy(2)                                                  71.4%             67.5%          3.9pts.
         ADR(3)        - in US dollars                                  $339              $320             5.8%
         RevPAR(4)     - in US dollars                                  $232              $206            12.8%
         Gross operating margin(5)                                     33.1%             30.4%          2.7pts.
UNITED STATES
         No. of Properties                                                20                20               --
         No. of Rooms                                                  6,274             6,274               --
         Occupancy(2)                                                  76.3%             71.0%           5.3pts
         ADR(3)        - in US dollars                                  $350              $331             5.7%
         RevPAR(4)     - in US dollars                                  $271              $239            13.6%
         Gross operating margin(5)                                     30.7%             27.8%          2.9pts.
OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                 8                 8               --
         No. of Rooms                                                  1,724             1,724               --
         Occupancy(2)                                                  73.4%             67.4%          6.0pts.
         ADR(3)        - in US dollars                                  $313              $300             4.4%
         RevPAR(4)     - in US dollars                                  $225              $191            17.6%
         Gross operating margin(5)                                     31.1%             26.0%          5.1pts.
EUROPE
         No. of Properties                                                 8                 8               --
         No. of Rooms                                                  1,492             1,492               --
         Occupancy(2)                                                  69.6%             70.1%        (0.5)pts.
         ADR(3)        - in US dollars                                  $560              $538             4.1%
         RevPAR(4)     - in US dollars                                  $402              $385             4.6%
         Gross operating margin(5)                                     39.1%             40.9%        (1.8)pts.
MIDDLE EAST
         No. of Properties                                                 4                 4               --
         No. of Rooms                                                    847               847               --
         Occupancy(2)                                                  70.0%             65.4%          4.6pts.
         ADR(3)        - in US dollars                                  $216              $183            18.3%
         RevPAR(4)     - in US dollars                                  $152              $119            28.3%
         Gross operating margin(5)                                     47.1%             38.5%          8.6pts.
ASIA/PACIFIC
         No. of Properties                                                12                12               --
         No. of Rooms                                                  3,465             3,465               --
         Occupancy(2)                                                  62.8%             60.7%          2.1pts.
         ADR(3)        - in US dollars                                  $230              $216             6.7%
         RevPAR(4)     - in US dollars                                  $113               $99            14.1%
         Gross operating margin(5)                                     32.3%             29.2%          3.1pts.

----------------------------------------------------------------------------
1 The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami) and The Pierre in New York (due to its disposition on June 30, 2005).
2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3 ADR is defined as average daily room rate calculated as straight average for each region.
4 RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
5 Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
(UNAUDITED)                                                            2005             2004             Variance
------------------------------------------------------------------------------------------------------------------------------

WORLDWIDE
         No. of Properties                                                52                52               --
         No. of Rooms                                                 13,802            13,802               --
         Occupancy(2)                                                  69.2%             65.2%          4.0pts.
         ADR(3)        - in US dollars                                  $349              $327             6.9%
         RevPAR(4)     - in US dollars                                  $228              $201            13.2%
         Gross operating margin(5)                                     31.5%             29.2%          2.3pts.
UNITED STATES
         No. of Properties                                                20                20               --
         No. of Rooms                                                  6,274             6,274               --
         Occupancy(2)                                                  73.8%             69.2%          4.6pts.
         ADR(3)        - in US dollars                                  $364              $343             6.0%
         RevPAR(4)     - in US dollars                                  $266              $236            13.0%
         Gross operating margin(5)                                     29.0%             26.6%          2.4pts.
OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                 8                 8               --
         No. of Rooms                                                  1,724             1,724               --
         Occupancy(2)                                                  69.2%             63.9%          5.3pts.
         ADR(3)         - in US dollars                                 $364              $338             7.7%
         RevPAR(4)      - in US dollars                                 $247              $208            18.4%
         Gross operating margin(5)                                     33.6%             29.7%          3.9pts.
EUROPE
         No. of Properties                                                 8                 8               --
         No. of Rooms                                                  1,492             1,492               --
         Occupancy(2)                                                  62.2%             64.0%        (1.8)pts.
         ADR(3)         - in US dollars                                 $533              $503             6.1%
         RevPAR(4)      - in US dollars                                 $348              $331             5.0%
         Gross operating margin(5)                                     34.0%             35.4%        (1.4)pts.
MIDDLE EAST
         No. of Properties                                                 4                 4               --
         No. of Rooms                                                    847               847               --
         Occupancy(2)                                                  71.3%             65.6%          5.7pts.
         ADR(3)        - in US dollars                                  $218              $186            17.2%
         RevPAR(4)     - in US dollars                                  $155              $122            26.9%
         Gross operating margin(5)                                     47.5%             39.2%          8.3pts.
ASIA/PACIFIC
         No. of Properties                                                12                12               --
         No. of Rooms                                                  3,465             3,465               --
         Occupancy(2)                                                  63.5%             58.8%          4.7pts.
         ADR(3)        - in US dollars                                  $236              $222             6.7%
         RevPAR(4)     - in US dollars                                  $115               $99            16.4%
         Gross operating margin(5)                                     31.2%             28.9%          2.3pts.

----------------------------------------------------------------------------
1 The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami) and The Pierre in New York (due to its disposition on June 30, 2005).
2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3 ADR is defined as average daily room rate calculated as straight average for each region.
4 RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
5 Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS

                                                                                 AS AT
                                                                               JUNE 30,
(UNAUDITED)                                                              2005           2004          Variance
-------------------------------------------------------------------------------------------------------------------



WORLDWIDE
         No. of Properties                                                   661(1)           63              3
         No. of Rooms                                                     16,834(1)       16,217            617

UNITED STATES
         No. of Properties                                                   241(1)          24             --
         No. of Rooms                                                      7,109(1)       7,109             --

OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                    10             10             --
         No. of Rooms                                                      2,162          2,162             --

EUROPE
         No. of Properties                                                    11             11             --
         No. of Rooms                                                      1,919          1,990           (71)

MIDDLE EAST
         No. of Properties                                                     6              4              2
         No. of Rooms                                                      1,444            847            597

ASIA/PACIFIC
         No. of Properties                                                    15             14              1
         No. of Rooms                                                      4,200          4,109             91


--------------------------------------------
1       Since June 30, 2005, we ceased management of The Pierre in New York, which had 201 rooms.





FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

                                                                   THREE MONTHS ENDED                     SIX MONTHS ENDED
(UNAUDITED)                                                            JUNE 30,                             JUNE 30,
(IN THOUSANDS OF US DOLLARS)                                    2005            2004                  2005             2004
-----------------------------------------------------------------------------------------------------------------------------------

REVENUES UNDER MANAGEMENT(1)                               $     677,683    $     571,869       $     1,279,246    $     1,102,059
                                                          =========================================================================

----------------------------------
1 Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which we manage. Approximately 66% of the fee revenues (excluding reimbursed costs) we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.


FOUR SEASONS HOTELS INC.

SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
IN ADVANCED STAGES OF DEVELOPMENT

HOTEL/RESORT/RESIDENCE CLUB AND LOCATION(1)(2)                                                       APPROXIMATE
                                                                                                      NUMBER OF
                                                                                                       ROOMS

SCHEDULED 2005/2006 OPENINGS

Four Seasons Hotel Damascus, Syria                                                                       305
Four Seasons Hotel Geneva, Switzerland                                                                   100
Four Seasons Hotel Hong Kong, People's Republic of China*                                                395
Four Seasons Resort Lanai at Koele, HI, USA                                                              100
Four Seasons Resort Lanai at Manele Bay, HI, USA                                                         250
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives                                               100
Four Seasons Hotel Mumbai, India*                                                                        235
Four Seasons Residence Club Punta Mita, Mexico                                                            35
Four Seasons Hotel Silicon Valley at East Palo Alto, CA, USA                                             200
Four Seasons Hotel Westlake Village, California, USA                                                     270

BEYOND 2006

Four Seasons Hotel Alexandria, Egypt*                                                                    125
Four Seasons Hotel Baltimore, MD, USA*                                                                   200
Four Seasons Hotel Beijing, People's Republic of China                                                   325
Four Seasons Hotel Beirut, Lebanon                                                                       235
Four Seasons Resort Bora Bora, French Polynesia                                                          105
Four Seasons Hotel Dubai, UAE*                                                                           300
Four Seasons Hotel Florence, Italy                                                                       120
Four Seasons Hotel Istanbul at the Bosphorus, Turkey                                                     170
Four Seasons Hotel Kuwait City, Kuwait                                                                   225
Four Seasons Hotel Marrakech, Morocco*                                                                   140
Four Seasons Hotel Moscow, Russia*                                                                       210
Four Seasons Hotel Moscow Kamenny Island, Russia*                                                         80
Four Seasons Resort Puerto Rico, Puerto Rico*                                                            250
Four Seasons Hotel Seattle, WA, USA*                                                                     150
Four Seasons Hotel Toronto, Ontario, Canada*                                                             265
Four Seasons Resort Vail, CO, USA*                                                                       120

* Expected to include a residential component.

--------
1 Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers at the time of this report. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2004 Annual Report.
2 We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.